Exhibit 7.

DaimlerChrysler AG and its Consolidated Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
(in millions of €, except ratios)	2002	2003	2004	2005	2006

EARNINGS

Income/(loss) from continuing operations before income taxes, minority interests, and cumulative effects of changes in accounting principles	5,925	596	3,535	3,438	3,993

Add:
Fixed charges	4,102	3,383	3,199	4,312	4,649
Amortization of previously capitalized interest	134	119	107	104	97
Dividends received from equity investees	133	80	107	122	159

Deduct:
Capitalized interest	(147)	(100)	(70)	(73)	(73)
(Income)/loss from equity investees	134	538	937	(103)	(318)

Earnings available for fixed charges	10,281	4,616	7,815	7,800	8,507

FIXED CHARGES
Interest expense	3,709	3,034	2,828	3,924	4,256
Capitalized interest	147	100	70	73	73
Interest portion of rent expense 1)	246	249	301	315	320

Total fixed charges	4,102	3,383	3,199	4,312	4,649

RATIO OF EARNINGS TO FIXED CHARGES	2.51	1.36	2.44	1.81	1.83

1) One third of all rental expenses is deemed to be interest.